FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 12, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.


extra hiper
ASSAÍ
ATACADISTA
BAHIA
PONTO FRIO
extra
extra Fácil
Sobremesas
ESTACIONE

3Q10 Results

Investor Relations

November 11, 2010

Grupo Pão de Açúcar

Message from the CEO



Enéas Pestana

Business fundamentals and strategic pillars


PEOPLE
BUSINESS MODEL
ECONOMIC FUNDAMENTALS

JIM COLLINS Principles:


GOOD TO
GREAT
JIM COLLINS
HOW THE
MIGHTY
FALL
AND WHY SOME COMPANIES
NEVER GIVE IN
JIM COLLINS



Good to Great

- real and efficient leadership

How the Mighty Fall

- 5 steps

First WHO, then WHAT

High Performance Executive Officers



- ✓Humble
- ✓Discipline
- ✓Determination and will
- ✓Emotional balance

Executive officers team



Enéas

CEO
13 years in retail
7 in GPA

CORPORATE EXECUTIVE OFFICERS



Hugo

Corporate Relations
31 years in retail
9 in GPA



Ramatis

Commercial Strategy
25 years in retail
4 in GPA



Claudia

Market Strategy
2 years in retail in GPA



Filippo

Financial and IT
7 months in retail and in GPA



Sylvia

Human Resources
25 years in retail
10 in GPA



Marcelo

Supply Chain
9 years in retail and in GPA



Paulo

Food Commercial
21 years in retail and in GPA

BUSINESSES OFFICERS



Tambasco

Retail Businesses
31 years in retail and in GPA



Caio

Specialized Business
18 years in retail and in GPA



Mauricio

Cash&Carry
22 years in retail
8 in GPA



Raphael

Electronics
12 years in retail
7 abroad
5 in Brazil



Quiroga

E-commerce
16 years in e-commerce
2 in Ponto Frio



Staub

FIC
18 years in retail
2 in FIC

New Management Model



Retail
Wholesale
Specialized Businesses
Electronics
.Com
Indicators
Market Strategy
Sales Strategy
Corporate Relations
Supply Chain
Corporate Services, Finance / IT
Human Resources
Expansion
Sales Margin
Image
Logistics Result
Financial Costs
Retention and Succession
Retail Results
Wholesale Results
Specialized Businesses' Results
Electronics Results
.Com Results

ECONOMIC SCENARIO


N
I/YR
PV
PMT
FV
CshFl
IRR
NPV
Bond
INPUT
Memory
Mode
INS
7
SIN
8
COS
9
TAN

GDP growth

Social Rise

Credit Offer

2014: 5th largest consumer market of the world

2020: R$ 5,000 billion

Factors influencing the Consumption


4.5%
17.6%
30.9%
33.8%
13.2%
48.5%
4.6%
28.4%
45.8%
19.5%
1.8%
74.2%
2001
2009

Between 2009 and 2014, more than 30 million Brazilians are expected to join the A, B AND C classes in Brazil

Source: "Brasil em foco IPC Target 2008" study (Target Marketing) and IBGE 2001

The middle class takes this rising moment to have access to products like computers, new furniture, thin-screen television for the first time

Governmental Programs

Minha Casa Minha Vida

Bolsa Família

Programa LUZ para todos

ECONOMIC SCENARIO

Exame Magazine

August, 2010


E

Esse consumidor está no estágio zero do consumo. Tem renda muito baixa, o que limita o leque de produtos a que tem acesso. Em geral, mora de aluguel na periferia ou vive em áreas rurais. Muitos dependem de subsídios do governo ou de programas sociais.

CESTA DE COMPRAS

- ENSINO NA ESCOLA PÚBLICA
- GELADEIRA DE 1 PORTA
- MÓVEIS USADOS
- TELEVISÃO DE TUBO
- CELULAR PRÉ-PAGO

D

Ainda tem demandas muito básicas a ser atendidas. Começa a equipar a casa com os eletrodomésticos mais baratos. Alguns já conseguem bancar o ensino fundamental particular para os filhos. Ocorrem aqui as primeiras experiências com crédito, como a aquisição de um carro usado ou de um imóvel na periferia.

CESTA DE COMPRAS

- APARTAMENTO DE 2 QUARTOS NA PERIFERIA
- ENSINO FUNDAMENTAL PARTICULAR
- ACESSO DISCADO À INTERNET OU FORA DE CASA
- FORNO DE MICRO-ONDAS
- MOTO E/OU CARRO USADO
- MÓVEIS DE LOJAS POPULARES
- TELEVISÃO DE TELA PLANA

C

Passa a participar intensamente do mercado consumidor, amparado, sobretudo, pelo crédito. Procura novidades em eletroeletrônicos e experimenta novos produtos no supermercado. Ainda depende muito do preço baixo. Já tem renda para a primeira viagem nacional de avião e para um curso superior privado.

CESTA DE COMPRAS

- PRIMEIRA VIAGEM NACIONAL DE AVIÃO
- COMPUTADOR E ACESSO À INTERNET EM CASA
- FACULDADE PARTICULAR
- CARRO NOVO POPULAR
- MÁQUINA DE LAVAR ROUPAS
- IMÓVEL NA PERIFERIA
- MÓVEIS PLANEJADOS
- GELADEIRA DE 2 PORTAS
- TELEVISÃO DE TELA FINA

B

Começa a investir em hábitos mais sofisticados. Viajar e estudar no exterior cabe em seu orçamento. O crédito permite antecipar o consumo de itens associados à classe A. Mas não consegue comprar tudo o que gostaria e tem de ser seletivo.

CESTA DE COMPRAS

- GELADEIRA SIDE BY SIDE
- IMÓVEL EM BAIRRO NOBRE
- LAPTOP EM CASA
- CARRO NOVO EQUIPADO
- PRIMEIRA VIAGEM INTERNACIONAL A LAZER
- SMARTPHONE PÓS-PAGO
- CURSOS NO EXTERIOR
- HOME THEATER COM TV DE TELA FINA

A

Tem renda a partir de 10 000 reais e tende a comprar produtos e serviços de primeira linha. Adere de imediato a novos padrões tecnológicos. Investe em exclusividade e marcas de luxo. Pode fazer uma graduação ou pós no exterior. Financia apenas bens de alto valor, como imóveis, carros e lanchas.

CESTA DE COMPRAS

- CARRO IMPORTADO
- MÓVEIS DE DESIGN
- FACULDADE NO EXTERIOR
- MARCAS DE LUXO
- IMÓVEL EM CONDOMÍNIO DE LUXO

Economic Scenario



DANÇA DAS CADEIRAS
Participação das classes sociais na massa de renda
2002
2007
2010
CLASSE %
1º A 30 C 30 C 31
2º C 28 A 25 D 28
3º B 21 B 23 B 24
4º D 15 D 17 A 16
5º E 6 E 5 E 1
TOTAL: R$ 976 BILHÕES
TOTAL: R$ 1,24 TRILHÃO
TOTAL: R$ 1,38 TRILHÃO

"Since I can remember this is the first time I see Brazil growing distributing income"

Abilio Diniz

Source: Data Popular in the Newspaper "O Estado de SP" in August 2, 2010

Retail Momentum in Brazil



Rise of the Purchasing Power

Focus on **‘middle popular class’**

Informality **Reduction**

Channel **Diversification**

Real Estate **Boom**

Integration of **Ponto Frio and Casas Bahia**

2014 World Cup

2016 Olympic Games

Multiformat Structure
Operational efficiency

Supermarkets	Pão de Açúcar, Sendas, CompreBem, extra supermercado
Wholesale/retail	ASSAÍ ATACADISTA
Hypermarket	extra hiper
Proximity	extra Fácil
Specialized Stores	PONTO FRIO, CASAS BAHIA
E-commerce	PONTOFRIO.COM, extra.com.br

Specialized Businesses


80 Gas Stations
153 Drugstores
GPA Malls & Properties
3,500 stores and 185 thousand m² of GLA
3 Real Estate Projects
extra

3Q10 Highlights compared to 3Q09



Consolidated Gross Sales: R$ 7.9 bn (+15.6%)
Gross 'same store' sales: +12.5%

Gross Margin

- ✓GPA Food(1): 25.9% (+50 bps)
- ✓Globex: 19.8% (+ 400 bps)

Consolidated EBITDA: R$ 493 M (7.0%)

- ✓GPA Food (1): **7.5%** (R$ 416.4 M) (+50 bps)
- ✓Globex: 5,1% (R$ 77,1 mi) (+590 bps)

Net Income: R$ 115 M (margin of 1.6%)

Dividend distribution of R$ 19.6 M

Approval of the Association with Casas Bahia in Extraordinary Shareholders Meeting in 11/09/2010

GPA Food(1): refers to Consolidated GPA excluding Globex

Agenda

3Q10
GPA *Food* Results

3Q10
Globex Results

Agenda

3Q10
GPA *Food* Results

3Q10
Globex Results

Gross sales of R$ 6.2 bn, year-on-year growth of 10.0%


R$ mi
3T10
6.219
3T09
5.652
10,0%

GROWTH OF 7,7% IN GROSS SAME-STORE-SALES:

3Q10 X 3Q09

Highlights:

✓Textile

✓Personal Care & Household Cleaning Bazar

✓Beverages

ASSAI and extra posted growth of 19.6% and 24.1% respectively

In 9M10, gross sales totaled R$ 18,8 bn

✓ Missing R$ 7.2 bi in 4Q to reach the *guidance* of R$ 26 bi:

+ 15.8% compared with 3Q10

+ 6.7% compared with 4Q09

Assaí

3Q10 Results:

- ✓ Gross Sales of R$ 816 M
- ✓ Gross Margin of 14.7% (+ 1oo bps compared to 3Q09)
- ✓ Expense of 11.3% of net sales (- 800 bps compared to 2Q10)
- ✓ 3.5% of EBITDA margin.

Larger interest on GPA's sales:

- ✓ from 8.1% in 3Q09 to 10.3% in 3Q10

3Q10 Openings:

- ✓ 2 new stores
- ✓ 3 convertions (1 of CompreBem and 2 of Sendas)

New logistic operation:

- ✓ 2 DCs dedicated to store operation
- ✓ 1 DC dedicated to external and counter sales

Food Service Market:

- ✓ Growth of twice the retail food
- ✓ Over 35% of Brazilians eat away from home


ASSAÍ
ATACADISTA


OFERTA


Number of stores:
34
40
48
59
3Q09
4Q09
3Q10
4Q10E

Extra Supermercado



3Q10

- ✓ New Extra Supermercado: 2 stores
- ✓ Conversions of CompreBem (SP): 12 stores
- ✓ Conversions of Sendas (RJ): 6 stores

By the end of 2010

- ✓ Total of 70 stores converted in 2010
- ✓ SSS Growth of more than 30%

Conversion Background

- ✓ Change in the consumption habit
- ✓ Increased sales and ROCE
- ✓ The strength of Extra brand
- ✓ Marketing synergies
- ✓ Better assortment and layout


extra
supermercado

Extra Supermercado x CompreBem Differentials



CompreBem
Padaria
Carnes
Frios e Laticínios
Congelados
Peixes
FLV
Mercearia
Checkouts



extra supermercado
Peixes
Carnes
Frios e Laticínios
Congelados
Mercearia
FLV
Padaria
Café
Checkouts

GPA prepared to capture opportunities

GrupoPão de Açúcar


Formats
Target Public
A
B
C
D
Purchase characteristics
PãodeAçúcar
Replenishing/ Scattered
extra hiper
Monthly and replenishing purchase
extra supermercado
extra Fácil
Scattered
ASSAÍ ATACADISTA
+ Prepared food retailers



Continuous Gain of Market Share

Grupo Pão de Açúcar

GPA vs Carrefour
(Nominal same-store-sales)



Carrefour
GPA
3.9%
9.7%
5.2%
7.7%
3T09
3T10

GPA's sales exceeded Carrefour's in In the last 9 consecutive quarters. In this period, the average sales growth was 2x higher than Carrefour's.

GPA vs ABRAS
(Nominal same-store sales)



18.2%
15.2%
11.9%
10.7%
15.1%
9.8%
2008
2009
2010*
GPA
Abras

2010* up to September/2010

Gross Profit of R$ 1.4 bn
Margin of 25.9%

110 bps up on 2Q10 and 50 bps up on 3Q09


R$ M
1.444
12,1%
25,9%
1.288
25,4%
3T09
3T10

The improvement on results was due to:

- ✓ More advantageous negotiations with suppliers
- ✓ Improved operational management
- ✓ Pricing Management tool
- ✓ Tax substitution regime - against informality

and more balanced pricing policy

Total Operating Expenses of R$ 1.0 bn, equivalent to 18.4% of Net Sales


R$ M
1.028
931
18,4%
18,4%
3T09
3T10

In this quarter, we had additional expenses with:

Exceptional events
- ✓ Advertising and marketing
- ✓ Personnel (bargaining agreement)

Recurring
- ✓ Technology to support business expansion in the coming years
- ✓ Opening of new stores



Despite the scenario above mentioned, expenses were in line with 3Q09 and 2Q10, which shows a dilution in other expenses.

EBITDA margin stood at 7.5% in 3Q10


EBITDA Margin
7.5%
6.7%
8.1%
7.5%
7.0%
6.4%
2.5%
2.5%
3.5%
3T09
2T10
3T10
GPA Food (excluding Assaí)
GPA Food
Assaí

EBITDA Margin of 8.1%, excluding Assaí

The highest 3Q margin since 2007


2010

Financial Result and Indebtedness

Net Financial Result



R$ M
48
92
102
0,9%
1,6%
1,8%
3T09
2T10
3T10
% of net sales



GrupoPão de Açúcar

- ✓1.0%: interest and charges over the net debt:
  - ✓Net debt increase;
  - ✓SELIC rate increase
- ✓0.5 %: cost of discounts on receivables:
  - ✓SELIC rate increase
- ✓ 0.3%: interest and charges over other liabilities.

(1) Net Debt in the end of the period.
(2) Net Debt does not consider dicounted receivables.

Evolution of Net Debt

Evolution of net debt [(1)]



1788
564
3T09
3T10

- ✓Acquisitions of R$ 792 M, including Globex (R$ 665 M)
- ✓Organic growth
- ✓Net Debt[(2)]/ EBITDA: 1.07x



LCD
40"
FULL
TV LCD 40" Sony
KDL-40BX405/1
Full com conversor
digital
18x 146,90

Initiatives from October, 2010:

- ✓ Increased share of interest-bearing sales
- ✓ Shorter payment term of non-interest-bearing sales

(1) Net Debt in the final of period
(2) Net Debt does not consider Receivables..

FIC IN 3Q10

FIC's Result:
R$ 9 M


R$ M
9
364,8%
2
3T09
3T10


BANNER
PRIVATE LABEL
PRIVATE LABEL WITH BANNER
CO-BRANDED

- ✓ Continuous card issuance;
- ✓ 50% of clients are insured; and
- ✓ Extra Hiper and Super's 19% interest in FIC

3Q10 Net Income

Adjusted Net Income
(R$ M)


155
3.0%
127
2.3%
13,1%
144
2.6%
3T09
2T10
3T10

Adjusted Net Income: R$ 144 M
Net Margin: 2.6%

- ✓ 100 bps up on 2Q10, due to improvements on gross margin and EBITDA

Non-recurring effects in 3Q10:

- ✓ R$ 2 M due to REFIS in 2Q10
- ✓ R$ 6 M due to restructuring expenses from the ZBB

Net Income: R$ 138 M
Net Margin: 2.5%

Agenda

3Q10
GPA *Food Results*

3Q10
Globex Results

Message from CEO



Raphael Klein

Joint venture with Casa Bahia approved on Extraordinary Shareholders' Meeting held on November 9, 2010


BAHIA

- **The beginning of a journey that is aligned with our plans**
- **A single team "playing" towards the same goal**
- **Full support to financial cost reducing initiatives**

Gross Sales of R$ 1.7 bn, year-on-year growth of 42%

PONTO FRIO



R$ M
1.720
41,7%
1.214
3T09
3T10

41.7%[1] higher than 3Q09

Growth of 15% in sales/s.q.m² terms



15.2% increase in SSS sales
61.8% increase in e-commerce sales in 3Q10 compared to 3Q09

(1) Incluiding e-commerce.

Gross Profit of R$ 300 M, with gross margin of 19.8%

The beginning of a journey that is aligned with our plans

400 bps improvement over 3Q09 and 200 bps improvement over 2Q10

Turnaround started on August/2009:

- ✓ More advantageous negotiations with suppliers
- ✓ Reformulation of the product mix
- ✓ Adjustment of expense level

Synergies with Casas Bahia as of July/2010:

- ✓ Reinforcement in negotiations with suppliers
- ✓ Improvement on product mix
- ✓ First Commercial actions jointly


R$ M
161
15,8%
300
19,8%
86,9%
3T09
3T10



(1) 3Q09: first quarter OF Globex under GPA's management.

Total Operating Expenses of R$ 223 M, equivalent to 14.7% of Net Sales

PONTO FRIO



R$ M
169
16,7%
223
14,7%
3T09
3T10

The beginning of a journey that is aligned with our plans:

✓In 3Q10, 200 bps down on 3Q09 and 400 bps down on 2Q10

Main effects:

- ✓ Installation of the Expense Committee
- ✓ Elimination of Ponto Frio core structure - use of GPA/CB's back office platform
- ✓ Expect of additional benefits to be generated for the Group due to synergies with Casas Bahia



EBITDA of R$ 77 M, with a margin of 5.1%



EBITDA Margin

590 bps on 3Q09 (-0.8%) and
250 bps on 2Q10 (2.6%)

The beginning of a journey that is aligned with our plans



Main effects:

- ✓ Better negotiations with suppliers
- ✓ Expansion of the product mix with more profitable items
- ✓ Stricter control over expenses
- ✓ First synergy gains with Casas Bahia

Net Financial Expenses[1] in 3Q10

PONTO FRIO

R$ 90 M: 5.9% of net sales

- ✓Excluding non-recurring effect of R$ 18 M, representing 4.7% of net sales
- ✓In line with the 2Q10 level of 5.8%

Main factors:

- ✓Increase of SELIC rate in the period
- ✓Increase in sales volume


Net Financial Expenses
(R$ M)
20
1,9%
77
5,8%
90
5,9%
3T09
2T10
3T10
Term (days)
140
140
142

[1] Net Financial Expenses: Financial Result

GrupoPão de Açúcar

Actions to Improve Financial Results

PONTO FRIO

Key actions underway to reduce the financial expenses:

- ✓Constitution of FIDC
- ✓Reduction of the average payment term of non-interest bearing sales from 9.5 months to 7.5 months

Sales Growth at the same level

FIDC Constitution (Receivables-Backed Investment Fund)

- ✓AUM: R$ 1,166 M
- ✓Rate: 107.75% of CDI
- ✓Rating: AAA (Fitch)



FROST FREE
R$2.499,00
18X Iguais
R$184,25

Grupo Pão de Açúcar

FIC IN 3Q10

FIC's Results:
R$ 2.3 mi


PONTO FRIO
PONTOCRED
MasterCard

- ✓ Continuous card issuance;
- ✓ 75% of clients are insured; and
- ✓ 26% share in Ponto Frio's stores' sales and 12% in e-commerce sales.

Net Income in 3Q10

Net Income:
negative R$ 18 M
Net Margin: -1.2%

Net income reported growth on 3Q09
✓320 bps up on 3Q09
✓60 bps up on 2Q10





3T09
4T09*
1T10
2T10*
3T10
-0,3%
-2,5%
-1,8%
-1,2%
-4,4%
3,2 p.p.
Net Margin

The beginning of a journey aligned with our plans, but full of accomplishments to be made

* Adjusted Net Margin

3Q10 Main Consolidated Indicators

GrupoPão de Açúcar + PONTO FRIO

	3Q10	9M10	Guidances 2010
Gross Sales	7,940	23,541	More than R$ 33 bn
Real growth of SSS sales	7.2%	7.2%	Between 4.0% and 5.0%
EBITDA	494	1,299	More than R$ 1.8 bn
Net Debt/EBITDA	1.07x		Less than 1.0x

(1) 3T10 x 3T09 Ajustados sem Não-Recorrentes

Investments and Area expansion[1]

By the end of 2010:

- ✓ Investiments should amount R$ 1.3 bn
- ✓ Sales Area should reach 1,506,000 m² (+7% on 4Q09)
- ✓ Openings in 4Q10:
  - ✓ 5 Extra Hipermercado (27,100 m²)
  - ✓ 9 Assaí (31,200 m²)





Sales Area Growth
(000 m²)
1.412
1.448
1.506
2,5%
4.0%
2009
3T10
4T10

Dividends Distribution

- **Amount to be paid in advance quarterly:**
  - R$ 0,08 per class A preferred share
  - R$ 0,07 per common share
  - Total dividends in 3Q10: R$ 19.6 M.
  - Date of "ex-dividends": 11/18/2010.



Declared Dividends
R$ M


58.4
46.5
25,6%
19.6
15.9
23,3%
3T09
3T10
9M09
9M10

[1] Source: Economática


Grupo Pão de Açúcar